United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number      333-69864

LEASE INVESTMENT FLIGHT TRUST

(Exact name of registrant as specified in its charter)

1100 North Market Street, Wilmington, Delaware 19890
(302) 651-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A-1 Floating Rate Asset Backed Notes Series 2001-1
Class A-2 Floating Rate Asset Backed Notes Series 2001-1
Class A-3 Floating Rate Asset Backed Notes Series 2001-1
Class B-1 Floating Rate Asset Backed Notes Series 2001-1
Class B-2 Fixed Rate Asset Backed Notes Series 2001-1
Class C-1 Floating Rate Asset Backed Notes Series 2001-1
Class C-2 Fixed Rate Asset Backed Notes Series 2001-1

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Class A-1 Floating Rate Asset Backed Notes Series 2001-1:	13
Class A-2 Floating Rate Asset Backed Notes Series 2001-1:	4
Class A-3 Floating Rate Asset Backed Notes Series 2001-1:	7
Class B-1 Floating Rate Asset Backed Notes Series 2001-1:	4

Class B-2 Fixed Rate Asset Backed Notes Series 2001-1:	4
Class C-1 Floating Rate Asset Backed Notes Series 2001-1:	7
Class C-2 Fixed Rate Asset Backed Notes Series 2001-1:	6

Pursuant to the requirements of the Securities Exchange Act of 1934, Lease Investment Flight Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 8, 2002	BY:	PHOENIX AMERICAN FINANCIAL SERVICES, INC., not in its individual capacity but solely as the Administrative Agent for Lease Investment Flight Trust

		By:	/S/ JOSEPH HORGAN

Name: Joseph Horgan Title: Assistant Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.